Exhibit 2.7

Fees payable by ADR Holders

Deutsche Bank, as depositary, collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including in connection with the payment of dividends, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

- Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, and distributions of ADRs pursuant to stock dividends or other free distributions

· Surrender of ADRs for withdrawal of deposited securities or ADR cancellation or reduction, including if the deposit agreement terminates

$5.00 (or less) per 100 ADRs (or portion thereof). The current per ADR fee to be charged for an interim dividend is $0.0125 per ADR and for a final dividend is $0.0125 per ADR.	· Any cash distribution to ADR registered holders

$ 5.00 (or less) per 100 ADRs (or portion thereof)	- An annual fee for the operation and maintenance of administering the ADRs. This fee is not currently charged.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	· Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders

Registration or transfer fees	· Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	· Cable, telex, facsimile transmissions and delivery expenses (when expressly provided in the deposit agreement) · Converting foreign currency to US dollars

Taxes and other governmental charges that the depositary or the custodian must pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes, exchange control regulations or other applicable regulatory requirements.

· As necessary

Any charges incurred by the depositary or its agents for servicing shares, deposited securities or ADRs, selling securities, or delivering deposited securities, or otherwise in connection with compliance with applicable law, rule or regulation

· As necessary

Fees Payable by the Depositary to the Issuer

We have agreed with the depositary that all dividend fees, issuance fees and cancellation fees collected by it will be paid to us, as set out in the table above, net of certain agreed third party expenses relating to the operation of the ADR program and Deutsche Bank’s annual management fee.

During the financial year (April 1, 2019 through March 31, 2020), we received approximately $10.3 million from Deutsche Bank, in respect of dividends and issuance and cancellation of ADRs during the year.